FOIA CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY LIQUIDITY SERVICES, INC. PURSUANT TO RULE 83 OF THE COMMISSION’S RULES ON INFORMATION AND REQUESTS (17 C.F.R. § 200.83). CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE CONVENTION “[***].”
THE COMPANY RESPECTFULLY REQUESTS THAT THE COMMISSION INFORM OUR VICE PRESIDENT, CONTROLLER BY PHONE ((202) 467-6868 x1073) BEFORE IT PERMITS DISCLOSURE OF ANY OF THE INFORMATION BRACKETED IN THIS LETTER.
May 27, 2022
VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Suying Li and Rufus Decker

Re:     Liquidity Services, Inc.
Form 10-K for Fiscal Year Ended September 30, 2021
Filed December 9, 2021
Item 2.02 Form 8-K dated February 3, 2022
File No. 000-51813
Dear Ms. Li and Mr. Decker:
Set forth below is the response of Liquidity Services, Inc. (“Liquidity Services” or the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Mr. William Angrick, Chairman of the Board of Directors and Chief Executive Officer of the Company dated May 5, 2022, relating to the Company’s Form 10-K for the fiscal year ended September 30, 2021, filed December 9, 2021, and the Company’s Form 8-K dated February 3, 2022. For convenience of reference, each comment of the Staff is set forth in italicized text below, and the response of the Company is set forth in plain text immediately following each comment.
Form 10-K for Fiscal Year Ended September 30, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Technology and operations, page 38
1.Your technology expenses consist of the cost of technical staff to develop, deploy and maintain your marketplaces, the cost to develop and upgrade the software systems that support your operations, and certain costs associated with your e-commerce platform. Please tell us in detail the nature of each type of cost included in technology expenses and provide a breakout that separately quantifies each type of cost. Also, tell us in detail and disclose in your footnotes how you determined that none of these costs should be presented in cost of revenue. Refer to Rule 5-03.2 of Regulation S-X. You also present and discuss changes in your consolidated and segment gross profit/gross profit margin amounts in your management's discussion and analysis section and in your Item 2.02 Forms 8-K. If consolidated gross profit is not fully burdened and thus not a GAAP amount, also relabel both the consolidated and segment gross profit/gross profit margin amounts to reflect that they are adjusted and include the disclosures required by Item 10(e) of Regulation S-K, when the consolidated amounts are presented outside of the segment footnote. Refer to Question 104.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company’s costs of revenues capture the material components of the costs of completing a revenue generating transaction on our marketplace platforms (which are powered by our e-commerce platforms) and include the cost of inventory, shipping and handling costs, and transaction processing fees. The Company’s technology expenses consist of the cost of technical staff (including stock compensation), third party services, licenses, and infrastructure, all as required to develop, configure, deploy, maintain, and secure our marketplace platforms, business operational systems, and facilities. Technology expenses are net of the required capitalization of costs associated with enhancing our marketplace platforms and other software development activities. Depreciation and amortization of capitalized software development costs, purchased software, acquired developed software intangible assets, and computer hardware are included within the separate Depreciation and amortization line item on the Company’s Consolidated Statements of Operations.

The breakout of the costs included in the Company’s technology expenses for the fiscal year ended September 30, 2021 is as follows ($ in thousands):

Technology expenses[1]	$[***]

Technology labor expenses	$[***]
Technical staff costs	$[***]
Technical staff stock compensation	[***]
Technical contractor costs	[***]
Capitalized software development costs	[***]

Technology vendor expenses	$[***]
Infrastructure	$[***]
Licenses	[***]
Third-party service providers	[***]
Other miscellaneous expenses	[***]

1    Technology and operations expenses ($47,673) presented on the Company’s Consolidated Statement of Operations included in the Company’s Form 10-K for the Fiscal Year ended September 30, 2021 is comprised of Technology expenses of $[***] and Operations expenses of $[***].

The Company makes its marketplaces publicly available to attract visitors who may browse the merchandise that has been listed and who may eventually consider engaging in a revenue-generating transaction themselves. No purchase or registration is required to browse these marketplaces, similar to how brick and mortar retailers and other e-commerce companies attract customers to their stores.
While the Company does generate revenue through its marketplaces, the majority of that revenue is derived from product sales (which reflect products that we acquire and sell to customers). Technology expenses are a de minimis cost relative to the other costs of generating this revenue and bear no relation to the amount of product sold or the size of the transaction. While revenue generated from consignment sales do not require the Company to first acquire the product, such sales are indistinguishable from product sales on the Company’s marketplaces and represent a less significant portion of revenue.
Additionally, many components of technology expenses are shared between the marketplace platforms and the Company’s business operational systems and facilities and do not have any relation to revenue generation. Such expenses include the costs for maintenance of and enhancements to the Company’s cybersecurity systems, cloud-based hosting costs for our various platforms and systems, software licenses for enterprise management platforms and productivity solutions, and the cost of data connectivity between our offices and facilities. There are no material components of our technology expenses that are directly attributable to revenue generating transactions.

In light of the foregoing, the Company believes its current presentation of technology expenses provides a more accurate and useful presentation of these expenses to our investors. Even if the Company determined that an allocation of a portion of technology expense to cost of revenues was appropriate in these circumstances, the Company does not believe there is any systemic or rational basis to allocate such costs and that any such allocation would be arbitrary and imprecise. The Company respectfully observes that, for similar reasons, there is a wide diversity in practice in the presentation of technology expenses among marketplace and SaaS registrants.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY LIQUIDITY SERVICES, INC.

In future filings, to better assist the readers of our disclosure, the Company will expand its discussion of the nature of its technology expenses to include discussion of these considerations, as follows:

“Technology expenses primarily consist of the cost of technical staff (including stock compensation), third party services, licenses, and infrastructure, all as required to develop, configure, deploy, maintain, and secure our marketplace platforms, business operational systems, and facilities. Technology expenses are net of the required capitalization of costs associated with enhancing our marketplace platforms and other software development activities. Depreciation and amortization of capitalized software development costs, purchased software, acquired developed software intangible assets, and computer hardware are included within Depreciation and amortization in the accompanying Consolidated Statements of Operations. Technology expenses are presented separately from Costs of goods sold (excluding depreciation and amortization) in the Consolidated Statements of Operations, as these expenses provide for the general availability of our marketplace platforms and other business operational systems and are not attributable to specific revenue generating transaction activity occurring on our marketplaces.”

With respect to segment gross profit, the Company acknowledges the guidance provided by Question 104.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In future filings, the Company intends to only present total profit or loss of the individual segments as permitted under Accounting Standards Codification 280 in the segment footnote of the Company’s consolidated financial statements. Additionally, in light of the foregoing discussion, the Company will remove references to consolidated gross profit from its future filings.

Financial Statements
Consolidated Statements of Operations, page 56

2.Please retitle the revenue line item to better reflect what it actually represents, since it only appears to represent a portion of your total revenue.

In future filings, the Company will retitle its revenue line items in a manner that remains consistent with the definitional disclosures currently provided within Note 2, Summary of Significant Accounting Policies, to the Consolidated Financial Statements and within Management’s Discussion and Analysis. Revenue will be retitled Purchase Revenues, and Fee Revenues will be retitled Consignment and Other Fee Revenues.
Item 2.02 Form 8-K dated February 3, 2022

Exhibit 99.1
Business Outlook, page 5

3.Please provide quantitative reconciliations for your forward-looking non-GAAP financial measures to the comparable GAAP measures. If the GAAP measure is not accessible on a forward-looking basis, disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, identify the specific information that is unavailable and disclose its probable significance. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Section II.B.2 of SEC Release No. 33-8176.

The Company respectfully notes that to the extent a material change affecting the individual reconciling items between its forward-looking non-GAAP and comparable GAAP financial measures is anticipated, the Company already provides qualitative commentary for investors, identifying specific information which could affect those measures and to the extent possible the significance of that information, in the Business Outlook section of its earnings releases. For example, in the Company’s earnings release included in its Current Report on Form 8-K dated February 3, 2022, the Company provided qualitative discussion of expected changes in the Company’s effective tax rate, ongoing uncertainty around COVID-19, and consideration of the potential for fair value adjustments to acquisition earn-outs.
The Company’s quantitative ranges for its forward-looking guidance are not based on a single model or scenario for which a line-by-line reconciliation could be produced. Rather, the Company applies a stress test-like approach employing a number of variables, all of which are adjusted interdependently across multiple scenarios. These scenarios allow us to provide our guidance within a reasonable range. Often, the variables factored into the analysis (some of which are highlighted in the Company’s qualitative guidance) are outside of our control and cannot be predicted with any reasonable degree of certainty or precision. Accordingly, the Company is unable to provide quantitative reconciliation of its forward-looking non-GAAP financial measures to the comparable GAAP measures without unreasonable effort. Furthermore, because of the above-described process, any single scenario that might be provided solely for reconciling purposes would not give useful information to the reader in evaluating the Company’s business outlook, would not reflect how the Company actually generated its guidance ranges, and would provide a false sense of precision with respect to any individual reconciling item included therein.
FOIA CONFIDENTIAL TREATMENT REQUESTED BY LIQUIDITY SERVICES, INC.

In future filings, the Company will disclose its reliance on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K in its Non-GAAP Measures section, as follows:
“We do not quantitatively reconcile our guidance ranges for our non-GAAP measures to their most comparable GAAP measures in the Business Outlook section of this press release. The guidance ranges for our GAAP and non-GAAP financial measures reflect our assessment of potential sources of variability in our financial results and are informed by our evaluation of multiple scenarios, many of which have interactive effects across several financial statement line items. Providing guidance for individual reconciling items between our non-GAAP financial measures and the comparable GAAP measures would imply a degree of precision and certainty in those reconciling items that is not a consistent reflection of our scenario-based process to prepare our guidance ranges. To the extent that a material change affecting the individual reconciling items between the Company’s forward-looking non-GAAP and comparable GAAP financial measures is anticipated, the Company has provided qualitative commentary in the Business Outlook section of this press release for your consideration. However, as the impact of such factors cannot be predicted with a reasonable degree of certainty or precision, a quantitative reconciliation is not available without unreasonable effort.”
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If you have any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (202) 467-6868 x1073.

Sincerely,

/s/ Michael Patrick
Michael Patrick, VP, Controller
Liquidity Services, Inc.
6931 Arlington Road, Suite 200
Bethesda, MD 20814

FOIA CONFIDENTIAL TREATMENT REQUESTED BY LIQUIDITY SERVICES, INC.